SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]                      Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Third Quarter 2008 Results dated November 13, 2008.

                                                                          ITEM 1

Press Release                                   Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2008 Results

Thursday November 13, 5:52 pm ET

GEDERA, Israel, Nov. 13 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News), reported today its results for the three and nine month periods ended September 30, 2008.

TAT Technologies Limited (TAT), directly and through its subsidiaries, provides a variety of services and products to the aerospace industry, such as the manufacture, maintenance and repair of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories.

TAT announced net income of $679,120 on revenues of $26,702,134 for the three months ended September 30, 2008 compared to net income of $26,080,046 on revenues of $20,862,079 for the three months ended September 30, 2007. The 2007 period benefited from the capital gain of $26.4 million that the company recorded in connection with the July 2007 IPO of its 62% held subsidiary, Limco-Piedmont Inc.

For the nine months ended September 30, 2008 TAT announced net income of $3,582,221 on revenues of $72,145,103 compared to net income of $30,588,308 and revenues of $68,983,537 for the same period ended September 30, 2007.

Revenues from the company's three principal lines of business for the three and nine month periods ended September 30, 2008 and 2007 were as follows:

                                Three Months Ended September 30,
                               2008                          2007
                      Revenues      % of Total     Revenues      % of Total
                                     Revenues                     Revenues

                                            In Thousands
    Revenues:
      MRO Services     14,054         52.6%         12,821         61.5%
      OEM products      9,153         34.3%          5,377         25.8%
      Parts Services    4,773         17.9%          3,813         18.3%
      Elimination      (1,278)        (4.8%)        (1,149)        (5.6%)
    Total Revenues     26,702        100.0%         20,862        100.0%


                                Nine Months Ended September 30,
                               2008                          2007
                      Revenues      % of Total     Revenues      % of Total
                                     Revenues                     Revenues

                                              In Thousands
    Revenues:
      MRO Services     40,264         55.8%         37,877           54.9%
      OEM products     22,599         31.3%         17,395           25.2%
      Parts Services   13,360         18.5%         17,022           24.7%
      Elimination      (4,078)        (5.6%)        (3,311)          (4.8%)
    Total Revenues     72,145        100.0%         68,983          100.0%


The 28% and 5% increases in revenues for the three and nine month periods ended September 30, 2008 compared with those of September 30, 2007, respectively, reflect increased revenues in all three segments of the company in addition to the consolidation of the company's 70% owned subsidiary, Bental Industries Ltd. commencing August 18, 2008. Bental contributed revenues of $3,066 thousands during the third quarter.

The decrease in net income for both the three and nine month periods ended September 30, 2008 compared with those of September 30, 2007, is primarily attributable to the $26.4 million capital gain recorded in connection with the IPO of the company's 62% held subsidiary, Limco-Piedmont Inc. in July 2007. Also impacting net income was the decrease in the net profits of the company's operations in Israel from $1.7 million in the nine months ended September 30, 2007 to $ 911,000 in the nine months ended September 30, 2008, primarily resulting from the decline in the exchange rate between the U.S. dollar and the Israeli Shekel that resulted in increased operational expenses and decreased net profit. Other factors impacting net income was a one time compensation charge of $930,000 arising from the previously announced retirement of certain managers and the decrease in the net profit of Limco-Piedmont from $4.4 million in the nine months ended September 30, 2007 to $2.6 million in the nine months ended September 30, 2008. The third quarter of 2008 results also reflect the positive addition of $ 989,000 of net income attributable to Bental Industries Ltd.

Since the end of the second quarter, TAT, directly and through its subsidiaries, has entered into a number of long-term agreements with customers for the provision of products and services. Among such agreements, are agreements for the provision of Heat Exchangers commencing in 2010, pursuant to which revenues may reach approximately $20 to 35 million over a 5 to 15 years period. We also entered into agreements to provide cooling systems commencing in 2009, pursuant to which revenues may reach approximately $10 to 20 million over a 5 to 15 years period.

Dr. Shmuel Fledel, TAT's CEO commented: "The third quarter of 2008 saw encouraging revenue growth for the TAT group, versus the third quarter of last year and second quarter of this year. We have experienced a decrease in our gross margins, and consequently we are taking aggressive actions to manage costs through the weakness that is developing in the aviation industries.

We are pursuing initiatives with new customers for 2009 and looking positively towards the fourth quarter of 2008 and 2009. We believe that our business opportunities, along with consistent expense control and improvement in operational performance give us the ability to realize an improved fourth quarter and 2009."

About TAT Technologies Ltd.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft. We also manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                           TAT TECHNOLOGIES AND SUBSIDIARIES

                    UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (in thousands, except per share data)

                                                 September 30,   December 31,
                                                      2008         2007
                        ASSETS
    Current Assets:
     Cash and cash equivalents                       $23,201      $15,114
     Short-term investments                           21,110       28,806
      Accounts receivable (net of allowance for
       doubtful accounts of $202 and $140 at
        September 30, 2008 and December 31, 2007,
         respectively)                                21,445       14,679
     Inventories                                      37,736       28,189
     Other accounts receivable and prepaid
      expenses                                         5,966        4,047

           Total current assets                      109,458       90,835

    Funds in respect of employee right upon
     retirement                                        4,424        4,156
    Property, plant and equipment, net                15,263       11,927
    Intangible assets, net                             2,307        1,709
    Goodwill                                           6,501        4,780

           Total assets                             $137,953     $113,407

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities:
     Current maturities of long-term loans               165            -
     Accounts payables                                11,885        7,067
     Other accounts payable and accrued
      expenses                                         7,710        4,310

           Total current liabilities                  19,760       11,377

     LONG-TERM LIABILITIES:
      fair value of Call options to minority           2,408            -
      Long-term loans, net of current maturities       5,247            -
        Liability in respect of employee rights
         upon retirement                               5,030        4,175
        Long-term deferred tax liability               1,000          581

                                                      13,685        4,756

    Minority interest                                 28,586       24,481

     SHAREHOLDERS' EQUITY:
      Share capital
     Ordinary shares of NIS 0.9 par value  -
      Authorized: 10,000,000 shares at
      September 30, 2008 and December 31, 2007;
      Issued and outstanding: 6,547,671 shares
      and 6,542,671 shares at September 30,
      2008 and December 31, 2007, respectively         2,202        2,201
        Additional paid-in capital                    39,468       39,308
        Accumulated other comprehensive loss            (308)           -
        Retained earnings                             34,560       31,284

     SHAREHOLDERS' EQUITY:                            75,922       72,793

     Total liabilities and shareholders' equity     $137,953     $113,407

                           TAT TECHNOLOGIES AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                         (in thousands, except per share data)

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                                 2008         2007       2008           2007

    Revenues
    MRO services               14,054       12,821     40,264         37,877
    OEM products                7,875        4,228     18,521         14,084
    Parts services              4,773        3,813     13,360         17,022
                               26,702       20,862     72,145         68,983

    Cost and operating expenses

     Cost of revenue           20,684       15,816     55,354         50,035
     Selling and marketing      1,329          967      3,468          2,817
     General and
      administrative            3,085        2,348      8,718          8,037

       Operating income         1,604        1,731      4,605          8,094


     Interest income(expense)
      net                         195          305        844            194
     Other income, net              -       26,374          -         26,393

    Income before taxes and
     minority interest          1,799       28,410      5,449         34,681

    Provision for income taxes    818        1,862      1,375          3,625

    Income before minority
     interest                     981       26,548      4,074         31,056

    Share in result of affiliated
     company prior to its
      consolidation               252            -        686              -
    Minority interest income     (554)        (468)    (1,178)          (468)


    Net income                   $679      $26,080     $3,582        $30,588

    Basic net income per share  $0.10        $3.99      $0.55          $4.74

    Diluted net income
     per share                  $0.10        $3.98      $0.55          $4.68

    Weighted average number
     Of shares - basic      6,547,671    6,542,671  6,544,338      6,450,078

    Weighted average number of
     shares - diluted       6,557,559    6,558,362  6,559,186      6,530,396

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: November 14, 2008